James W. Griffith
President & Chief Executive
Officer
The Timken Company
Mail Code: GNE-17
1835 Dueber Avenue, S.W.
P.O. Box 6928
Canton, OH 44706-0928 U.S.A.
Telephone: (330) 471-6399
Facsimile: (330) 471-4041
May 21, 2010
Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place, N.E., Stop 7010
Washington, D.C. 20549-7010
Re:	The Timken Company Form 10-K for the Fiscal Year ended December 31, 2009 Filed February 25, 2010

File No. 1-01169
Dear Mr. O’Brien:
This letter is in response to your correspondence of May 7, 2010, regarding your review of the filing referenced above for The Timken Company (the “Company”). For your convenience, your comments are repeated below in boldfaced italics, followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2009
Quarterly Financial Data, page 91
1.	During our review of your 2008 Form 10-K, you agreed to include a footnote to the quarterly financial information in future filings disclosing that the $870,000 of net income attributable to The Timken Company for the quarter ended March 31, 2009, includes the correction of two errors made in the prior year. As documented in our letter dated July 10, 2009, the footnote to the quarterly financial information should have quantified the amounts and clearly indicated the impact of each error on the line items affected. The disclosure that you have provided on page 91 is not consistent with this agreement and contains errors. We note the following issues with footnote 3 provided on page 91 of your Form 10-K:
•	The footnote is referenced to the first quarter 2009 “net loss” line item, which totaled $(5.1) million, not the “net income attributable to the Timken Company” line item of $870,000.

•	There is no indication that the errors caused what otherwise would have been a substantial loss attributable to Timken to be reported as net income of $870,000.

•	The footnote gives no indication as to the direction of the adjustment. You state the net loss for the first quarter of $5.1 million “includes

May 21, 2010
The Timken Company
two prior period adjustments totaling $4.1 million,” which could be interpreted to mean the net loss would otherwise be lower.
•	The $6.1 million correction affected net income attributable to noncontrolling interests, not net loss before noncontrolling interests.
•	The $2,044 thousand, net of tax, adjustment to write off IPRD recorded as a receivable in Other Assets affected “net loss,” and it is unclear whether that adjustment would have been allocated solely to “net income attributable to The Timken Company” or if it also would have affected the “net (loss) attributable to non-controlling interests.”
Please tell us if you have ever clearly disclosed in your periodic reports that the $870,000 of net income attributable to The Timken Company would have been a substantial loss, if you had not chosen to correct the errors in your previously filed 2008 financial statements by recording a benefit through the income statement in the first quarter of 2009. Please tell us how you intend to remedy the concerns outlined above.
In the annual report on Form 10-K for the fiscal year ended December 31, 2009, the Company provided the following disclosure in its Prior Period Adjustments footnote, on page 90:
During the first quarter of 2009, the Company recorded two adjustments related to its 2008 Consolidated Financial Statements. In the first quarter of 2009, net income (loss) attributable to noncontrolling interest increased by $6,100 (after-tax) due to a correction of an error related to the $48,765 goodwill impairment loss the Company recorded in the fourth quarter of 2008 for the Mobile Industries segment. In recording the goodwill impairment loss in the fourth quarter of 2008, the Company did not fully recognize that a portion of the goodwill impairment loss related to two separate subsidiaries in which the Company holds less than 100% ownership.
In addition, (loss) income from continuing operations before income taxes decreased by $3,400, or $0.04 per share, ($2,044 after-tax or $0.02 per share) due to a correction of an error related to $3,400 of in-process research and development costs that were recorded in other current assets with the anticipation of being paid for by a third-party. However, the Company subsequently realized that the balance could not be substantiated through a contract with a third-party.
As a result of these errors, the Company’s 2008 results were understated by $4,056 and the Company’s first quarter 2009 results were overstated by the same amount. Management of the Company concluded the effect of the first quarter adjustments was immaterial to the Company’s 2008 and first-quarter 2009 financial statements, as well as the full-year 2009 financial statements.

May 21, 2010
The Timken Company
The Company has provided similar disclosure in its quarterly report on Form 10-Q for each quarter beginning with the quarter ended June 30, 2009, up to and including the quarter ended March 31, 2010, since the correction of these errors was made in the first quarter of 2009. Management believes this disclosure enabled a reader of the financial statements to determine that the results for the first quarter of 2009 would have been a net loss attributable to The Timken Company had the adjustments been recorded in the fourth quarter of 2008. To further clarify in future periodic reports, the Company will expand the third paragraph of this disclosure to state the following:
The net effect of these errors understated 2008 net income attributable to The Timken Company of $267,670 by $4,056. Furthermore, the net effect of these errors overstated the Company’s first quarter 2009 net income attributable to The Timken Company of $870 by $4,056. Had these adjustments been recorded in the fourth quarter of 2008, rather than the first quarter of 2009, the results for the first quarter of 2009 would have been a net loss attributable to The Timken Company of $3,186. Management of the Company concluded the effect of the first quarter adjustments was immaterial to the Company’s 2008 and first-quarter 2009 financial statements, as well as to the full-year 2009 financial statements.
In the Company’s next annual report on Form 10-K, the Company proposes to expand its Quarterly Financial Data disclosure by providing the disclosure included in Attachment A by adding or expanding footnotes 2, 4 and 5.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to me at (330) 471-6399, Glenn A. Eisenberg, Executive Vice President — Finance and Administration (Principal Financial Officer) at (330) 471-4096 or J. Ted Mihaila, Senior Vice President and Controller (Principal Accounting Officer) at (330) 471-4198.
Thank you in advance for your cooperation in these matters.

Sincerely,
/s/ James W. Griffith
James W. Griffith

May 21, 2010
The Timken Company
cc:	Tracey McKoy Securities and Exchange Commission

Glenn A. Eisenberg The Timken Company

J. Ted Mihaila The Timken Company

Monte C. Repasky Ernst & Young

ATTACHMENT A
Quarterly Financial Data
(Unaudited)

2009	1st	2nd	3rd	4th	Total

(Dollars in thousands, except per share data)

Net sales	$866,616	$736,761	$763,644	$774,606	$3,141,627
Gross profit	154,614	125,372	129,562	173,199	582,747
Impairment and restructuring charges (1)	13,755	50,706	19,613	80,052	164,126
Loss from continuing operations (2)	(1,435)	(38,404)	(18,901)	(7,297)	(66,037)
Loss from discontinued operations (3)	(3,643)	(25,466)	(30,803)	(12,677)	(72,589)
Net loss (2)	(5,078)	(63,870)	(49,704)	(19,974)	(138,626)
Net (loss) income attributable to noncontrolling interests (4)	(5,948)	647	424	212	(4,665)
Net (loss) income attributable to The Timken Company (5)	870	(64,517)	(50,128)	(20,186)	(133,961)
Net (loss) income per share — Basic:
(Loss) income from continuing operations	0.05	(0.41)	(0.20)	(0.08)	(0.64)
(Loss) from discontinued operations	(0.04)	(0.26)	(0.32)	(0.13)	(0.75)

Total net (loss) income per share	0.01	(0.67)	(0.52)	(0.21)	(1.39)

Net (loss) income per share — Diluted:
Income (loss) from continuing operations	0.05	(0.41)	(0.20)	(0.08)	(0.64)
Loss from discontinued operations	(0.04)	(0.26)	(0.32)	(0.13)	(0.75)

Total net (loss) income per share	0.01	(0.67)	(0.52)	(0.21)	(1.39)

Dividends per share	0.18	0.09	0.09	0.09	0.45

2008	1st	2nd	3rd	4th	Total

Net sales	$1,246,684	$1,359,812	$1,336,352	$1,097,952	$5,040,800
Gross profit	278,118	314,373	381,540	177,822	1,151,853
Impairment and restructuring charges (6)	2,558	2,505	2,379	25,341	32,783
Income from continuing operations (7)	76,088	79,623	124,971	1,843	282,525
Income (loss) from discontinued operations (2)	9,262	10,298	6,539	(37,372)	(11,273)
Net income (loss)	85,350	89,921	131,510	(35,529)	271,252
Net income attributable to noncontrolling interests	885	978	1,097	622	3,582
Net income (loss) attributable to The Timken Company	84,465	88,943	130,413	(36,151)	267,670
Net income (loss) per share — Basic:
Income from continuing operations	0.78	0.82	1.28	0.01	2.90
Income (loss) from discontinued operations	0.10	0.10	0.07	(0.38)	(0.12)

Total net income (loss) per share	0.88	0.92	1.35	(0.37)	2.78

Net income (loss) per share — Diluted:
Income from continuing operations	0.78	0.81	1.28	0.01	2.89
Income (loss) from discontinued operations	0.10	0.11	0.07	(0.38)	(0.12)

Total net income (loss) per share	0.88	0.92	1.35	(0.37)	2.77

Dividends per share	0.17	0.17	0.18	0.18	0.70
Earnings per share are computed independently for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not equal the total computed for the year.

(1)	Impairment and restructuring charges for the second quarter of 2009 include fixed asset impairments of $31.1 million, severance and related benefit costs of $18.1 million and exit costs of $1.5 million. Impairment and restructuring charges for the fourth quarter of 2009 include fixed asset impairments of $72.8 million, severance and related benefit costs of $6.5 million and exit costs of $0.8 million.

(2)	Loss from continuing operations and net loss for the first quarter of 2009 include a prior period adjustment of $2.0 million after-tax for a correction of an error related to in-process research and development costs that were recorded in other current assets in the Company’s 2008 Consolidated Financial Statements. Had this adjustment been properly recorded in the fourth quarter of 2008, the first quarter 2009 income from continuing operations would have been $0.6 million and the first quarter 2009 net loss would have been $3.1 million. See Note 17 — Prior Period Adjustments in the Notes to the Consolidated Financial Statements for additional discussion.

(3)	Discontinued operations for 2009 reflects the operating results and loss on sale of NRB, net of tax. Discontinued operations for 2008 reflects the operating results of NRB, net of tax.

(4)	Net loss (income) attributable to noncontrolling interests for the first quarter of 2009 includes a prior period adjustment of $6.1 million after-tax related to an error associated with the $48.8 million goodwill impairment loss the Company recorded in the fourth quarter of 2008 for the Mobile Industries segment. Had this adjustment been properly recorded in the fourth quarter of 2008, net income attributable to noncontrolling interests for the first quarter of 2009 would have been $0.2 million. See Note 17 — Prior Period Adjustments in the Notes to the Consolidated Financial Statements for additional discussion.

(5)	Net income attributable to The Timken Company of $0.9 million for the first quarter of 2009 includes two prior period adjustments totalling $4.1 million related to the fourth quarter of 2008. Had these adjustments been properly recorded in the fourth quarter of 2008, rather than the first quarter of 2009, the results for the first quarter of 2009 would have been a net loss attributable to The Timken Company of $3.2 million or a loss of $0.03 per share and the results for the fourth quarter of 2008 would have been a net loss attributable to The Timken Company of $32.1 million or a loss of $0.33 per share. See Note 17 — Prior Period Adjustments in the Notes to the Consolidated Financial Statements for additional discussion.

(6)	Impairment and restructuring charges for the fourth quarter of 2008 include a goodwill impairment charge of $18.4 million, fixed asset impairments of $1.9 million, severance and related benefits of $4.2 million and exit costs of $0.4 million.

(7)	Income from continuing operations for the first quarter of 2008 includes a pretax gain of $20.4 million on the sale of the Company’s former seamless steel tube manufacturing facility located in Desford, England. Income from continuing operations for the fourth quarter includes $10.2 million resulting from the CDSOA.